UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Agenda of the shareholders’ meeting on May 3, 2006	Published in the Federal Gazette on March 23, 2006

Deutsche Telekom AG

Bonn

- ISIN no. DE0005557508 -

- Securities identification code 555 750 -

Invitation

to the shareholders’ meeting

We hereby invite our shareholders to attend the

shareholders’ meeting

on Wednesday, May 3, 2006, at 10:00 a.m.

to be held at the

Kölnarena, Willy-Brandt-Platz 1, 50679 Cologne (Germany)

This translation is for courtesy purposes only. The German original prevails.

Table of contents

Item 1

Presentation of the approved financial statements of Deutsche Telekom AG and the consolidated financial statements approved by the Supervisory Board as of December 31, 2005, the management report for Deutsche Telekom AG and management report for the Group, and the Supervisory Board’s report for the 2005 financial year.

Item 2	Resolution on the appropriation of net income.
Item 3	Resolution on the approval of the actions of the members of the Board of Management for the 2005 financial year.
Item 4	Resolution on the approval of the actions of the members of the Supervisory Board for the 2005 financial year.
Item 5	Resolution on the appointment of the independent auditor and the Group auditor for the 2006 financial year.
Item 6	Resolution authorizing the Corporation to purchase and use its own shares including use with the exclusion of subscription rights.
Item 7

Resolution on the creation of authorized capital 2006 for cash and/or non-cash contributions, with subscription rights excluded, to grant shares to employees as well as the relevant amendment to the Articles of Incorporation.

Item 8	Resolution on approval of the split off and share transfer agreement with T-Systems Business Services GmbH.
Item 9	Resolution on the approval of the control and profit and loss transfer agreement with SCS Personalberatung GmbH.
Item 10	Resolution on the approval of the control and profit and loss transfer agreement with Caspar Telekommunikationsdienste GmbH.
Item 11	Resolution on the approval of the control and profit and loss transfer agreement with Melchior Telekommunikationsdienste GmbH.
Item 12	Resolution on the approval of the control and profit and loss transfer agreement with Balthasar Telekommunikationsdienste GmbH.
Item 13	Resolution on approval of the control agreement with T-Com Innovationsgesellschaft mbH.
Item 14

Resolution on the amendment amendment of §§ 14 (2) and (16) of the Articles of Incorporation, especially to bring the Articles of Incorporation into line with the German Law on Corporate Integrity and Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechungsrechts).

Item 15	Election of a Supervisory Board member.
Item 16	Election of a Supervisory Board member.
Item 17	Election of a Supervisory Board member.
Item 18	Election of a Supervisory Board member.
Item 19	Election of a Supervisory Board member.
Item 20	Election of a Supervisory Board member.
Reports to the shareholders’ meeting
Report on item 6 on the agenda: Report on the exclusion of subscription rights in the event of the sale of the Corporation’s own shares pursuant to § 71 (1) No. 8, § 186 (4) sentence 2 AktG.
Report on item 7 on the agenda: Report on the exclusion of subscription rights in the case of authorized capital 2006 pursuant to § 186 (4), sentence 2, § 203 (1) sentence 1 AktG.
Participation in the shareholders’ meeting

Agenda

1.                          Presentation of the approved financial statements of Deutsche Telekom AG and the consolidated financial statements approved by the Supervisory Board as of December 31, 2005, the management report for Deutsche Telekom AG and management report for the Group, and the Supervisory Board’s report for the 2005 financial year.

These documents are available for inspection on the business premises of Deutsche Telekom AG at the registered office of the Corporation at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and on the Internet at

http://www.telekom.de.

They will also be available for inspection during the shareholders’ meeting.

2.                          Resolution on the appropriation of net income.

The Board of Management and Supervisory Board propose that the unappropriated net income totaling €3,569,672,664.50 be used as follows:

Payment of a dividend of € 0.72 per no par value share carrying dividend rights,

carry forward the remaining balance to unappropriated net income.

Based on this proposed dividend, a dividend total resulting from the dividend-bearing capital stock of € 10,683,532,753.92 on the day of publishing the annual financial statements (on February 13, 2006), divided up into 4,173,254,982 no par value shares, is €3,004,743,587.04, and the unappropriated net income carried forward is €564,929,077.46.

The final amounts depend on the number of shares carrying dividend rights when the vote on the resolution on the appropriation of net income was taken. If the number of shares carrying dividend rights and thus the total dividend decreases, the amount to be carried forward to unappropriated net income increases accordingly. If the number of shares carrying dividend rights and thus the total dividend increases, the amount to be carried forward to unappropriated net income decreases accordingly.

The dividend is payable on May 4, 2006.

3.                          Resolution on the approval of the actions of the members of the Board of Management for the 2005 financial year.

The Board of Management and Supervisory Board propose the approval of the actions of the Board of Management members holding office in the 2005 financial year for this period.

4.                          Resolution on the approval of the actions of the members of the Supervisory Board for the 2005 financial year.

The Board of Management and Supervisory Board propose the approval of the actions of the Supervisory Board members holding office in the 2005 financial year for this period.

5.                          Resolution on the appointment of the independent auditor and the Group auditor for the 2006 financial year.

The Supervisory Board recommends that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, be jointly appointed as independent auditor and Group auditor for the 2006 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the auditor if the other auditor should drop out for a reason for which the Corporation is not responsible.

6.                          Resolution authorizing the Corporation to purchase and use its own shares including use with the exclusion of subscription rights.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)              The Board of Management is authorized to purchase a total of 419,807,790 shares in the Corporation by November 2, 2007, with the amount of capital stock accounted for by these shares totaling up to € 1,074,707,942.40, which is slightly less than 10 % of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Corporation which the Corporation has already purchased and still possesses or are to be assigned to it under §§ 71d and 71e of the German Stock Corporation Act (AktG) do not at any time account for more than 10% of the Corporation’s capital stock. This authorization may be exercised as a whole or in portions. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG (German Stock Corporation Act)  or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b)             The purchase is to take place without prejudice to the principle of equal treatment (§ 53a AktG) through the stock exchange or using a public purchase offer addressed to all shareholders.

(1)          If the shares are purchased through the stock exchange, the equivalent value per share paid by the Corporation (without ancillary purchasing costs) may not be more than 5% above or below the market price of the share determined by the opening auction on the trading day in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system.

(2)          If the shares are purchased through a public purchase offer to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (without ancillary purchasing costs) may not be more than 10 % above or below the average market price of the share between the 9th and 5th trading day before the date of the publication of the offer, established on the basis of the arithmetical average of the closing auction prices of the share in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the 9th,

8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the offer is oversubscribed, acceptance must be by quotas. Provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice. The Securities Acquisition and Takeover Act (WpÜG) are to be taken into account, if and to the extent that they apply.

c)              The Board of Management is authorized to sell shares of Deutsche Telekom AG that are purchased based on the above authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d)             The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above authorization for the purpose of listing Corporation shares on foreign stock exchanges where they are not quoted.

e)              The Board of Management is authorized, with the consent of the Supervisory Board, to offer or grant shares of Deutsche Telekom AG acquired on the basis of the above authorization to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies including increasing existing investment holdings.

f)                The Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom AG’s shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting. The redemption shall lead to a capital reduction. With the consent of the Supervisory Board, the Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the statement on the number of shares in the Articles of Incorporation.

g)             The Board of Management is authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG)

h)             The Board of Management is authorized, with the consent of the Supervisory Board, to sell the shares purchased on the basis of the above authorization other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10 % of Deutsche Telekom AG’s capital stock on the date of the resolution on this authorization adopted by the shareholders’ meeting, i.e., to a maximum of € 1,074,707,942.40 in total or – if this value is lower – 10 % of the capital stock on the date of sale of the shares. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded, directly pursuant to or analogous to § 186 (3) sentence 4 AktG.

i)                 The Board of Management is authorized, with the consent of the Supervisory Board to use shares of Deutsche Telekom AG acquired on the basis of the above authorization to fulfill conversion and/or option rights and obligations from convertible bonds and/or bonds with warrants, granted by the Corporation on the basis of the authorization adopted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005.

j)                 The Board of Management is authorized, with the consent of the Supervisory Board, to use the shares acquired on the basis of the above-mentioned authorization for serving subscription rights to shares that holders of such subscription rights of T-Online International AG are entitled to on the basis of T-Online International AG’s 2001 Stock Option Plan and who will be granted subscription rights to shares of Deutsche Telekom AG as a result of the merger of T-Online International AG into Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005.

k)              The subscription right of the shareholders is excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under c), d), e), h), i) and j). Furthermore, the Board of Management may, with the consent of the Supervisory Board, exclude the subscription right of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Corporation’s shareholders by offering them for sale according to g).

l)                 The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges according to the authorization in d) or at which they are provided to third parties in accordance with the authorizations in c) and h) may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the day of the initial public offering or of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

m)           The authorization granted to the Board of Management under item 6 of the agenda by the shareholders’ meeting of Deutsche Telekom AG on April 26, 2005, to acquire its own shares, shall end when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of April 26, 2005, on use of the Corporation shares acquired remain unaffected.

7.                          Resolution on the creation of authorized capital 2006 for cash and/or non-cash contributions, with subscription rights excluded, to grant shares to employees as well as the relevant amendment to the Articles of Incorporation.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)            The Board of Management shall be authorized, with the consent of the Supervisory Board, to increase the capital stock by up to € 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to May 2, 2011. The authorization may be exercised as a whole or on one or more occasions in partial amounts. A subscription right for shareholders is excluded.

The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be obtained in the form of a loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay these securities that have been loaned.

The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2006).

b)           Amendment of the Articles of Incorporation

§ 5 of the Articles of Incorporation shall be supplemented by the following new (3) thereof:

“The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board, by up to € 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to May 2, 2011. The authorization may be exercised as a whole or on one or more occasions in partial amounts. A subscription right for shareholders is excluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be obtained in the form of a loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay these securities that have been loaned. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2006).”

The existing (3) through (10) of § 5 of the Articles of Incorporation shall become (4) through (11) of § 5 of the Articles of Incorporation.

8.                          Resolution on approval of the split off and share transfer agreement with T-Systems Business Services GmbH.

Deutsche Telekom AG and T-Systems Business Services GmbH with its registered office in Bonn (formerly: Deutsche Telekom Network Projects & Services GmbH, before that: T-Data Gesellschaft für Datenkommunikation mbH) concluded a split off and share transfer agreement on March 1, 2006. Under this split off and share transfer agreement, Deutsche Telekom AG transfers its Marketing/Business Sales/Business Services unit (MVBS), including all rights and obligations (assets to be split off) by means of a split off to T-Systems Business Services GmbH as the accepting entity (split off for the purposes of integration).

The split off and share transfer agreement between Deutsche Telekom AG and T-Systems Business Services GmbH has the following wording.

“Split off and share transfer agreement

made by and between

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn

(entered in the commercial register of the Bonn district court under number 6794)

– hereinafter referred to as “Deutsche Telekom AG” –

and

T-Systems Business Services GmbH

Godesberger Allee 117

53175 Bonn

(entered in the commercial register of the Bonn district court under number 6787)

- hereinafter referred to as “TS BS GmbH” -

Preamble

It is hereby agreed to transfer the parts of the assets of Deutsche Telekom AG set out in greater detail in § 3 below collectively to TS BS GmbH by way of split off in accordance with section 123 (3) (1) of the German Reorganization and Transformation Act [Umwandlungsgesetz (UmwG)] in return for a new share being granted (partial universal succession).

The measure is part of the legal implementation of the strategic realignment of the Deutsche Telekom AG group introduced with effect from January 01, 2005. Against this background, the three strategic business areas Broadband /Fixed Network (T-Com, T-Online), Business Customers (T-Systems Enterprise Services, T-Systems Business Services) and Mobile Communications (T-Mobile) were created.

This agreement forms part of the legal implementation of the formation of the Business Customers strategic business area.

The Business Customers strategic business area is structured by customer group. The corresponding business units are T-Systems Business Services and T-Systems Enterprise Services.

The T-Systems Business Services business unit is the critical unit in connection with the structural changes. About 160,000 large, medium-sized and small business customers are now or in future to be served by it. T-Systems Business Services focuses on telecommunication services and standardized IT solutions and products for these customer segments.

Legally T-Systems Business Services was formed within Deutsche Telekom Network Project & Services GmbH. The company has since been renamed T-Systems Business Services GmbH.

The following have so far been integrated into the T-Systems Business Services business unit:

•                  The acquiring company Deutsche Telekom Network Project & Services GmbH itself

•                  The Network Services & Telecommunication-Operations sub-unit of T-Systems International GmbH (now T-Systems Enterprise Services GmbH),

•                  the Media&Broadcast sub-unit of T-Systems International GmbH (now T-Systems Enterprise Services GmbH),

•                  Shares in companies allocated to the above sub-units of T-Systems International GmbH (now T-Systems Enterprise Services GmbH).

As the concluding step in the integration, the MVBS business unit of Deutsche Telekom AG (organizationally T-Com) described in greater detail Article 3 will now be transferred into TS BS GmbH. MVBS (Marketing,, Sales Business and Business Services) is concerned with definition, marketing & sales and with providing IT & telecommunications services for small, medium-sized and large business customers.

Deutsche Telekom AG, with registered office in Bonn, registered with the Bonn district court under commercial register number 6794 as sole shareholder with a share capital of

€105,173,000 and a holding of €1,000 in TS BS GmbH, with registered office in Bonn, registered with the Bonn district court under commercial register number 6787, whose share capital of €105,174,000 is fully paid up.

§ 1

Split off

Deutsche Telekom AG as the transferring entity hereby transfers those parts of its assets indicated in greater detail in § 3 collectively by way of split off to TS BS GmbH (partial universal succession) in accordance with § 123 (3) (1) of the German Reorganization and Transformation Act (UmwG). Split off is effected in exchange for granting the share in TS BS GmbH indicated in § 6 to Deutsche Telekom AG as sole shareholder of TS BS GmbH.

§ 2

Split off date, closing balance sheet, accounting

1.                                      Those parts of the assets of Deutsche Telekom AG indicated in § 3 are taken over internally with effect from midnight on December 31, 2005. From January 01, 2006 onwards, all actions and transactions of Deutsche Telekom AG regarding the assets to be split off shall be deemed to have been effected for the account of TS BS GmbH (“split off date”).

2.                                    Deutsche Telekom AG shall internally invoice separately for the whole business area to be split off until the split off becomes effective, as if the split off had already become effective on the split off date.

3.                                    The split off shall be based on a balance sheet of Deutsche Telekom AG as at December 31, 2005, 00:00 hours, attached as annex 1 hereto and bearing the unqualified auditor’s report of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft as closing balance sheet (“closing balance sheet”).

4.                                      In its commercial accounting TS BS GmbH intends to continue to show the assets and liabilities to be transferred under the terms of § 3 with the carrying amounts of Deutsche Telekom AG.

§ 3

Transfer of assets of TS BS GmbH

1.                           Deutsche Telekom AG shall transfer the MVBS (Marketing, Sales Business and Business Services) business unit it maintains and which is listed under Deutsche Telekom AG’s company code 1008, to TS BS GmbH with all assets and liabilities (“assets to be split off”).

The MVBS business unit subsumes the following organizational units in whole or in part, whose core business is associated with serving business customers:

a.) T-Com Headquarters:

•                  MV (Marketing Sales) units: These involve marketing and sales tasks attributable to the Business Customers strategic business area:

•                  M5 Marketing Business Customers: Marketing planning, external wholesale management, data communication product management, application & services product management, business customers marketing management, business customers CRM

•                  M6 key customer marketing: Key customer marketing management, key customer CRM, partner marketing, TDN management

•                  EG terminal equipment: BSEG product management, portfolio management/BSEG sales coaching

•                  VB Sales Business: Sales planning, requirement management processes & quality, key customer sales control

•                  FC units (Finance & Controlling):

•                Procurement units: This includes the nationwide strategic procurement tasks assigned to the Business Customers strategic business area of the “Southwest Procurement” task group.

•                  Legal units: This includes the legal tasks for business customer sales, value-added services, insolvencies of the South, West, East and North regional legal offices assigned to the Business Customer strategic business area.

b.) T-Com field organization:

•                  Complete GK NL [Business Customers Branch Offices]: 8 x Business Customer Branch Offices (local):

Responsible for regional, sales and order management and control-related support of business customers excluding the M1T (very small business customers) sales, order management & control units that have migrated to the Residential Customer Branch Office, PK NL.

•                        TI NL Ü units (Technical Infrastructure Branch Office, Nationwide Tasks):

This includes the planning and operational tasks assigned to the Business Customer strategic business area for the asynchronous transfer mode (ATM) and Internet protocol 2 —virtual private network (IP2-VPN) platforms except the ATM network management tasks.

•                        PSC (Personnel Service Center) T-Com units:

This includes the “Personal Service Line” task groups assigned to the Business Customers strategic business area, the “Payment, personnel service group travel expense settlement / time management” personal service group, “Placement personnel service group” and “Service law personnel service group”.

•                        BBA C units (accounting, bookkeeping and financial statements center):

This includes the BSFB financial accounting tasks assigned to the Business Customers strategic business area.

•                        WNL (Wholesale Branch Office):

This includes the customer-related sectors of the T-Systems Service Center tasks (e.g. contact with the customer and servicing customer-specific IT systems).

MVBS’s business activities include the following services for the target group business customers:

•                  Telecommunications services (telco services): Voice & Data.

•                  Information technology services (IT services): Software & Hardware.

2.                           The split off shall cover all assets and liabilities or other rights and duties of the assets to be spit off defined in subpara. 1 with all rights and duties and legal relations especially contractual relations and contracts insofar as they concern the assets to be split off in subpara. 1 or are financially connected with it, as determined in greater detail by the following provisions, regardless of whether or not they are reported in the balance sheet.

The assets to be split off shall include in particular:

•                  all assets and liabilities listed in the split off balance sheet enclosed as annex 2 compiled on the basis of Deutsche Telekom AG closing balance sheet,

•                  The contractual and legal relations with the customers and suppliers listed in annexes 3 a and b that are financially connected with the assets to be split off,

•                  Industrial property rights (internally developed software, etc.) as provided in annex 4.

•                  The share amounting to EUR 255,650 that Deutsche Telekom AG holds in EPP Solution GmbH i. L., which has its registered office in Dortmund and is entered under HRB 19007 in the commercial register of the Dortmund District Court. The transfer of the shareholding shall include all the associated rights and obligations, in particular the right to the liquidation proceeds. The parties shall undertake any other activities that are necessary or appropriate in addition to execution (§ 10) to transfer the shareholding to be split off. Internally, the parties shall conduct themselves as though the shareholding to be split off had been transferred on the split-off date.

3.                         Property or buildings on third party land do not form part of the assets to be split off.

4.                           For all assets and liabilities and other rights and duties described in subpara. 2, transfer by way of split off shall cover all goods, objects, tangible and intangible rights, obligations and legal relations that serve the assets to be split off defined in subpara. 1, or are intended to serve them, or in any other way concern the assets to be split off or are financially connect to them, regardless of whether the asset item is reportable in the balance sheet. The items are transferred regardless of whether the assets or liabilities are listed in annexes 2 to 4.

Deutsche Telekom AG shall also transfer to TS BS GmbH those assets and liabilities and other rights and duties that have been received or have accrued in the time between the split off date and the execution date (§ 10), or that will be received or will accrue, including surrogates such as claims for compensation and proceeds of sale, and are connected with the assets to be split off, according to origin, intended purpose or use. Assets and liabilities and other rights and duties of the assets to be split off that have been or are sold or otherwise transferred in the time between the split off date and the execution date (§ 10), or that no longer exist at this time, shall not be transferred TS BS GmbH. The assets and liabilities concerned shall be kept separate in accounting terms from the assets remaining at Deutsche Telekom AG.

5.                         In cases of doubt that cannot be allocated according to the above rules, and that cannot be clarified by interpreting this agreement, assets and other rights shall be transferred to TS BS GmbH, while liabilities or other duties shall in case of doubt remain with Deutsche Telekom AG.

§ 4

Transfer provisions

1.                           Insofar as certain assets and liabilities or other rights and duties, particularly those arising from contracts, holdings, membership of organizations, rights of action and administrative matters or administrative acts that are to transfer to TS BS GmbH hereunder, do not already transfer to TS BS GmbH by force of law when the split off is registered, Deutsche Telekom AG shall transfer these assets and liabilities and the other rights and duties to TS BS GmbH. In return, TS BS GmbH shall consent to the transfer. The parties to the contract shall conduct themselves internally as though the transfer had also taken place externally on the split off date.

2.                           Insofar as certain assets and liabilities or other rights and duties, especially those arising from contracts, holdings, memberships, procedural law and administrative law relationships or administrative acts that are not intended to be transferred hereunder but are transferred for legal reasons, TS BS GmbH shall be obliged to transfer them back. In return, Deutsche Telekom AG shall consent to their being transferred back. The parties to the contract shall conduct themselves internally as though the transfer had not also taken place externally on the split off date.

3.                           The provisions set out in § 4, subpara. 1 shall apply accordingly if the assets and liabilities or other rights and duties hereunder are not transferred because they were erroneously allocated to the remaining assets.

The provisions set out in § 4, subpara. 2 shall apply accordingly if the assets and liabilities or other rights and duties hereunder are transferred that were erroneously allocated to the assets to be split off.

4.                           The parties to the contact shall in connection with a transfer under the terms of § 4 initiate and cooperate in all necessary and expedient measures and legal actions in order to transfer the assets and liabilities and other rights and duties to TS BS GmbH. Insofar as the consent of third parties, government approval or registration is required for the transfer or for entering into the agreements, Deutsche Telekom AG and TS BS GmbH shall strive to secure the consent, approval or registration. If an external transfer to be made under the terms of § 4, subpara. 1 is not possible or involves disproportionate resources, or is not expedient, Deutsche Telekom AG and TS BS GmbH shall internally position themselves as though the transfer also occurs externally on the split off date. This shall apply in particular if some consent, approval or registration required cannot be achieved, can be achieved only with disproportionate effort. The above provisions shall apply accordingly to re-transfers to be made under the terms of § 4.

§ 5

Duties of mutual cooperation

1.                           Deutsche Telekom AG and TS BS GmbH shall make all declarations, issue all documents and take all other actions that may be necessary or expedient in association with the transfer of the assets to be split off. Deutsche Telekom AG and TS BS GmbH shall mutually support each other in official proceedings to the best of their ability, and especially consent to and apply for updating of the trademark register affected by the split off.

2.                           TS BS GmbH shall receive on the execution date (§ 10) all business documents related to the assets to be split off or business documents kept by Deutsche Telekom AG in connection with it, especially contracts and approval documents. TS BS GmbH shall keep safe the books and other records within the legal retention periods for Deutsche Telekom AG, and ensure that Deutsche Telekom AG and other authorized persons have sight of these business documents and can make copies of them.

§ 6

Consideration

1.                       The share capital of TS BS GmbH shall be increased from the current level of €105,174,000 by €1,000 to a total of €105,175,000 to implement the split off. Deutsche Telekom AG shall be granted the new share with a nominal value of €1,000 created by the capital increase. The capital contribution to the new share in the business shall be provided by transferring the parts of the assets of Deutsche Telekom AG listed in § 3 hereof.

2.                         The new share shall bear the same rights and duties as the existing shares in TS BS GmbH. The share shall be granted free of cost with entitlement to a share in the unappropriated net income for the year from January 1, 2006.

3.                         As consideration for transfer of the assets to be split off under the terms of § 3, Deutsche Telekom AG shall, as TS BS GmbH’s sole shareholder, receive the new business share in TS BS GmbH created by way of capital increase according to subpara. 1 with a nominal value of €1,000.

4.                         TS BS GmbH intends to keep the transferred assets at the commercial carrying amount of the transferred assets on the split off date. Insofar as the carrying amount of the transferred net assets exceeds the nominal value of the share granted, the difference according to § 272, subpara. 2, no. 1 of the HGB (German commercial code) shall be recognized as additional paid-in capital of TS BS GmbH. There shall be no entitlement to compensation for the difference.

§ 7

Special rights and benefits

1.                         No rights are granted for the purposes of § 126, subpara. 1, no. 7 of the UmwG for individual shareholders or for holders of particular rights on the occasion of the split off. Nor shall there be any provision for special measures for these people for the purposes of this regulation.

2.                         No special advantages shall be granted for the purposes of § 126, subpara. 1, no. 8 of the UmwG for a member of a representative body or a supervisory body of Deutsche Telekom AG or TS BS GmbH or of an auditor of an affiliated company on the occasion of the split off.

§ 8

Consequences of the split off for employees and their representatives

1.                         The consequences of the split off for Deutsche Telekom AG employees associated with the assets to be split off are in accordance with §§ 131, subpara. 1, no 1 and 3 sentence 3, and 323, 324 of the UmwG, and § 613 a, subpara. 1 and 4 to 6 of the BGB [German Civil Code].

2.                         Annex 5 contains a list of Deutsche Telekom AG staff (employees, active civil servants and civil servants on temporary leave from civil-servant status) associated with the assets to be split off. The effective date for the transfer of employment contracts shall be July 01, 2006 (“date of employment transfer”), insofar as the employees concerned do not object to such a transfer and the employment contract is not terminated before the date of employment transfer. TS BS GmbH shall take over these employment contracts on the date of employment transfer.

3.                         TS BS GmbH shall bear the cost of any additional administrative cost for managing staff concerned as defined in subpara. 2 in Deutsche Telekom AG systems from the date of transfer.

4.                         The employment contracts of the employees indicated in annex 5 may not be terminated on account of the split off. This shall not affect the validity of termination for other reasons. Since by law the employment contracts are transferred to TS BS GmbH without affecting individual rights thereunder, TS BS GmbH shall also be liable for obligations arising from these employment contracts before the split off became effective. The additional joint and several liability of Deutsche Telekom AG shall be determined in accordance with § 133 of the UmwG or § 613 a, subpara. 2 of the BGB.

5.                         The employees’ position in terms of notice of termination shall not be impaired by the split off for a period of two years from date of the execution date (§ 10).

6.                         The collective agreements of TS BS GmbH have applied since January 1, 2006 for employees before the date of employment transfer within Deutsche Telekom AG through a business unit exemption. To that extent the split off shall have no effect on the continuing validity of the collective agreements.

7.                         The collective agreements of TS BS GmbH have applied since January 01, 2006 to civil servants who were on temporary leave from civil-servant status before the date of employment transfer within Deutsche Telekom AG as part of the business unit exemption specified in item 5. Application of the collective agreements in individual cases to civil servants even after the date of employment transfer depends on whether leave of absence applies to TS BS GmbH.

8.                         A consequence of recognition of the works constitution after the 2006 works council elections is that the split off has no effect on the validity of the local works agreements, the central works agreements and group works agreements of the Business Customer strategic business area and the German units of the Deutsche Telekom Group.

9.                         Details of the legal, economic and social consequences of transfer of the ownership of the business are the object of a separate letter of notification in accordance with § 613 a, subpara. 5 German Civil Code (BCGB). This notifies the employees at the same time that they can object in writing to the transfer of their employment contract within one month of receipt of the notification.

§ 8 a

Consequences of split off for civil servants on temporary leave from civil-servant status and active civil servants

1.                         The parties to the contract agree that the civil service status of the civil servants employed at Deutsche Telekom AG cannot be transferred to TS BS GmbH under the terms of § 613 a of the BGB.

2.                         Active civil servants, i.e. persons not in an employment relationship with Deutsche Telekom AG on the date of employment transfer, shall be assigned to tasks at TS BS GmbH –initially limited to one year –under the terms of § 4, subpara. 4 of the PostPersRG (Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff).

3.                         Any temporary leave from civil-servant status granted before the date of employment transfer shall expire at this point in time due to discontinuation of the reason for leave. TS BS GmbH shall make the civil servants previously on temporary leave from civil-servant status an offer around the time of the date of employment transfer, to take them into employment with Deutsche Telekom AG granting them leave under § 13 of the special leave regulations for civil servants [SonderurlaubsVO]; if this is rejected, there will be fixed-term assignment in accordance with § 4, subpara. 4 of the PostPersRG.

4.                         The Federal Ministry of Finance recognizes TS BS GmbH with respect to civil service careers, so that civil servants can be granted leave with their civil servant expectations protected.

5.                         TS BS GmbH is obliged under the existing global takeover declaration to pay the retrospective pension contributions for the period of leave and the resultant additional expenditure in the event of the departure of the civil servant without such pension contributions having been paid.

6.                         TS BS GmbH shall pay the necessary pension contributions (currently 30% of compensation for pensionable service plus special payments pro rata).

7.                         TS BS GmbH shall grant benefits corresponding to the health insurance allowance according to provisions of civil service law (supplementary health insurance), and

8.                         Unlimited continued payment of the agreed compensation in the case of sickness.

9.                         The intention is to transfer civil servants assigned and those sent on leave with TS BS GmbH to the PBM-NL (Business Multimedia Product Center Branch Office), which is responsible for supporting civil servants working for subsidiaries.

§ 8 b

Consequences of split off for the employee representation committees within the corporation and for the supervisory board

1.                         As a consequence of recognition of the works constitution after the 2006 works council elections, the elected employee representations in the operating sites shall remain in place.

2.                         The works councils created after the 2006 works council elections are authorized to delegate members to the central works council of TS BS GmbH according to the “Collective agreement on forming a group works council for the Business Customers business area and other works constitutional questions for the Enterprise Services business unit of the Business Customers business area” dated August 18, 2005. The general works council of TS BS GmbH is authorized to delegate members to the group works council of Deutsche Telekom AG and to the subgroup works council of the Business Customer strategic business area.

3.                         The existence and composition of the European works council established by agreement on April 21, 2004 in Deutsche Telekom shall be unaffected by the split off.

4.                         The existence and numerical composition of the TS BS GmbH supervisory board according to the provisions of the Codetermination Act of 1976 shall be unaffected by the split off.

§ 8 c

Duty of mutual cooperation / data protection

1.                         Personal status data of the employees affected by the split off shall be transmitted to TS BS GmbH on the date of employment transfer in order to administratively secure transfer of operations and to protect the rights and duties arising from the employment contracts being transferred.

2.                         Deutsche Telekom AG shall make data available in a transmission process compliant with the data protection rules.

3.                         The personnel files of the employees concerned shall be passed to TS BS GmbH after expiry of the objection period, unless an objection was lodged.

4.                         In the event of rescission, nullity or ineffectiveness hereof and in the event of effective objections to the transfer of employment, TS BS GmbH shall delete all personal data transmitted affected by this, verifiably and irretrievably in compliance with data protection requirements, and return to Deutsche Telekom AG all Deutsche Telekom AG data carriers at its disposal and any copies or reproductions thereof, or destroy them in compliance with the data protection rules, and to confirm this to Deutsche Telekom AG immediately in writing.

§ 8 d

Guarantees relating to employment contracts

1.                         Annex 5 contains a clear description of all employment relationships of employees informed about the transfer of ownership of the business, which existed on the date of employment transfer with Deutsche Telekom AG as defined in § 3 subpara. 1.

All due claims of staff accepted under § 3 have been paid. All obligations not yet due have been fully and correctly reported as liabilities or provisions according to generally accepted accounting principles.

All payments to staff taken on under the terms of § 3, subpara. 1 have been made by Deutsche Telekom AG on the basis of the employment contracts and collective agreements in force.

The employment contracts with the staff taken on under the terms of § 3, subpara. 1 have been and are managed in compliance with all statutory and operational provisions, and collective agreements. Deutsche Telekom AG has always complied with the applicable provisions relating to income tax, pension and social security contributions and other public taxes and charges payable by Deutsche Telekom AG, has always paid the taxes and charges when due, and in particular always properly deducted and paid the employee contribution. There are no refund claims by the employment agency under §147 a of SGB III (Code of Social Law).

2.                         Deutsche Telekom AG has always properly fulfilled all obligations relating to taxes and charges relating to the employment contracts described in § 3, subpara. 1 in accordance with the applicable legal provisions, properly prepared and promptly submitted all tax assessments and preliminary tax returns and/or tax declarations, always complied with other legal assessment and tax liabilities relating to this area, and always fully paid all taxes including tax payments on account, social security contributions and other public taxes and charges and all associated supplementary payments when due.

§ 9

Company pension plan

1.                         TS BS GmbH shall on the date of employment transfer indicated in § 8, subpara. 2 undertake in full all pension liabilities, debts and entitlements so far effected directly by Deutsche Telekom AG, and indemnify Deutsche Telekom AG against all claims of transferring employees.

2.                         Deutsche Telekom AG shall transfer to TS BS GmbH all obligations concerning the assets to be split off or financially connected with it (cf. § 3). This shall also include the obligations relating to the employment of the transferring employees, especially for variable compensation, entitlement arising from leisure time, overtime and flextime credits resulting from extra time worked, special payments including performance-based pay to employees and civil servants, long-service entitlements, holiday entitlements, severance pay and part-time work for older employees.

§ 10

Execution

1.                         The assets and liabilities and Deutsche Telekom’s other rights and duties covered by the split off shall be transferred with full legal effect as of the date the split off is entered in the commercial register of Deutsche Telekom AG (“execution date”).

2.                         Ownership of the movable assets shall transfer to TS BS GmbH on the execution date. Insofar as movable assets are in the possession of third parties, Deutsche Telekom AG shall with effect from the execution date transfer its claims for return to TS BS GmbH.

3.                         Deutsche Telekom AG shall in the time between conclusion of this Agreement and the execution date use the assets and liabilities and other rights and duties to be transferred hereunder only in the ordinary course of business and with due care.

§ 11

Effectiveness

The split off and share transfer agreement shall enter into effect when

1.                         The approval resolution of the shareholders’ meeting of TS BS GmbH and the approval resolution of the shareholders’ meeting of Deutsche Telekom AG are passed,

2.                         The shareholders of TS BS GmbH decide in the approval resolution on the above capital increase to carry out the split off pursuant to § 6, and

3.                         The split off has been entered in the Deutsche Telekom AG commercial register.

§ 12

Change of the effective date

1.                         If the split off has not been entered in the commercial register of Deutsche Telekom AG by the end of December 31, 2006, then § 2, subpara. 3 notwithstanding, December 31, 2006 shall be deemed to be the effective date of the Deutsche Telekom AG closing balance sheet on which the split off is based, and notwithstanding § 2, subpara. 1, January 01, 2007 shall be deemed to be the effective date for TS BS GmbH to take on the parts of the assets of Deutsche Telekom AG indicated in § 3, and for the change in accounting. In the event of a further delay beyond December 31, 2007, the effective dates shall be extended by a further year.

2.                         If the split off is entered in the commercial register of TS BS GmbH only after the TS BS GmbH shareholders’ meeting during which the shareholders resolve upon the appropriation of net income for the 2006 financial year, then the shares granted as consideration shall, § 6, subpara. 1 notwithstanding, bear dividend entitlements as of January 01, 2007, at the earliest. In the event of further delay of registration beyond the following shareholders’ meeting of TS BS GmbH, the start of dividend entitlement shall be delayed by a further year.

§ 13

Reservation of the right to rescind the Agreement

If the split off has not become effective by December 31, 2006, Deutsche Telekom AG shall be entitled to withdraw herefrom by written declaration to TS BS GmbH.

§ 14

Protection of creditors and internal settlement

Insofar as there is no other distribution of charges and liabilities hereunder arising from or in connection with the assets to be split off, the following provisions shall apply:

1.                         If and insofar as a claim is made against Deutsche Telekom AG by creditors on the grounds of the provisions in § 133 of the UmwG or other provisions for commitments, obligations and liabilities transferred to TS BS GmbH under the provisions hereof, TS BS GmbH shall indemnify Deutsche Telekom AG against the obligation concerned at the first request. The same shall apply in the event that such creditors make a claim against Deutsche Telekom AG for security.

2.                         If and insofar as conversely a claim is made against TS BS GmbH by creditors on the grounds of the provisions in § 133 of the UmwG or other provisions for commitments, obligations and liabilities transferred to Deutsche Telekom AG under the provisions hereof, Deutsche Telekom AG shall indemnify TS BS GmbH against the obligation concerned at the first request. The same shall apply in the event that such creditors make a claim against TS BS GmbH for security.

§ 15

Collateral

Collateral shall be furnished to the creditors of the companies participating in the split off if they lodge a claim stating the reason and amount in writing in the commercial register of the registered office of the company participating in the split off, whose creditors they are, within six months of notification of registration of the split off, insofar as they cannot demand satisfaction and credibly assert that the split off jeopardizes satisfaction of their claims. However only the company involved in the split off against which the claim is directed shall be obliged to provide collateral.

§ 16

Costs

The costs incurred by both companies from this agreement and implementation hereof shall be borne by TS BS GmbH. If the split off does not become effective, each party to the contract shall bear its costs for concluding and implementing this agreement.

§ 17

Final provisions

1.                       Any amendments or extensions hereof including rescission of this provision itself must be in writing, unless further requirements of form must be complied with.

2.                       The annexes hereto are incorporated in the Agreement.

3.                         References to articles or sections or subparagraphs that do not quote a legislative act relate to sections hereof.

4.                         Should any provisions hereof be ineffective or unenforceable, this shall not affect the validity of the remainder hereof. Any ineffective or unenforceable agreement shall be replaced by one that most closely approximates to the economic effect of the ineffective or unenforceable clause in a permissible way.

5.                       Approvals and consents are reserved, and become effective when received by the authenticating notary.

§ 18

Directions, instructions

The authenticating notary has pointed out that

•                  The split off and share transfer agreement becomes effective only when the shareholders’ meetings of Deutsche Telekom AG and TS BS GmbH pass a resolution approving it,

•                  The split off must be registered within eight months after the effective date of Deutsche Telekom AG’s closing balance sheet for entry in the commercial register of the companies involved,

•                  The split off becomes effective only when entered in the commercial register of Deutsche Telekom AG.”

The annexes referred to in the split off and share transfer agreement are attached to said agreement. These annexes are part of the split off and share transfer agreement by virtue of the reference in § 17 (2) of the split off and share transfer agreement. They contain in essence the following:

•         Annex 1 contains the balance sheet on which the split off is based pursuant to § 2 (3) of the split off and share transfer agreement as the closing balance sheet. It is the balance sheet of Deutsche Telekom AG as at midnight of December 31, 2005, bearing the unqualified auditor’s report of PricewaterhouseCoopers Wirtschaftsprüfungsgesellschaft Akiengesellschaft and Ernst & Young AG Wirtschaftsprüfungsgesellschaft.

•         Annex 2 contains the split off balance sheet for the MVBS business unit to be split off on January 1, 2006, 00:00 a.m./p.m. It is compiled on the basis of the closing balance sheet (annex 1) and uses its figures. The assets and liabilities listed there are included in the assets to be split off pursuant to § 3 Abs. 2 of the split off and share transfer agreement and are transferred to T-Systems Business Services GmbH.

•         Annex 3 a contains a list of MVBS business unit customers that was made anonymous using internally assigned customer numbers. Under § 3 (2) of the split off and share transfer agreement, the assets to be split off and transferred to T-Systems Business Services GmbH include, in particular, those contractual and legal relations with the customers listed in annex 3 a that are financially connected with the assets to be split off.

•         Annex 3 b contains a list of MVBS business unit suppliers that was made anonymous using internally assigned supplier numbers. Under § 3 (2) of the split off and share transfer agreement, the assets to be split off and transferred to T-Systems Business Services GmbH include, in particular, those contractual and legal relations with the suppliers listed in annex 3 b that are financially connected with the assets to be split off.

•         Annex 4 contains a list of industrial property rights (internally developed software, etc.), in accordance with internally assigned short terms, that are included, in particular, in the assets to be split off and transferred to T-Systems Business Services GmbH pursuant to § 3 (2) of the split off and share transfer agreement.

•         Annex 5 contains a list of Deutsche Telekom AG staff (employees, active civil servants and civil servants on temporary leave from civil-servant status) identified by their personnel numbers, who are associated with the assets to be split off, who will migrate to T-Systems Business Services GmbH pursuant to § 8 and § 8a of the split off and share transfer agreement.

At the time of the conclusion of the split off and share transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of T-Systems Business Services GmbH.

The split off and share transfer agreement requires the approval of the shareholders’ meeting of Deutsche Telekom AG and the shareholders’ meeting of T-Systems Business Services GmbH to enter into force.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The split off and share transfer agreement of March 1, 2006, between Deutsche Telekom AG and T-Systems Business Services GmbH is approved.

Notes on item 8 on the agenda:

The split off and share transfer agreement agreement (including annexes) was filed at the commercial register of the Corporation at the District Court (Amtsgericht) in Bonn before the shareholders’ meeting was called. The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting. They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•         the splitt off and share transfer agreement (including annexes),

•         the annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2003, 2004 and 2005 financial years, the combined management reports of Deutsche Telekom AG and the Group for the 2003 and 2004 financial years and the management report of Deutsche Telekom AG and the Group management report for the 2005 financial year,

•         the annual financial statements and management reports of T-Systems Business Services GmbH (formerly Deutsche Telekom Network Projects & Services GmbH, before that T-Data Gesellschaft für Datenkommunikation mbH) for the 2003, 2004 and 2005 financial years,

•         the joint split off report of the Board of Management of Deutsche Telekom AG and of the Management of T-Systems Business Services GmbH.

9.                          Resolution on the approval of the control and profit and loss transfer agreement with SCS Personalberatung GmbH.

On March 3, 2006, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with SCS Personalberatung GmbH, with its registered office in Hamburg (hereinafter referred to as the subsidiary).

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and the subsidiary contains the following:

•         The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

•         Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control and profit and loss transfer agreement.

•         The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The profit is deemed to be the net income reduced by any loss carried forward from the previous year that would have occurred under the relevant commercial law without the profit transfer.

•         The subsidiary may, with Deutsche Telekom AG’s consent, allocate amounts from net income to retained earnings (§ 272 (3) of the German Commercial Code (HGB)) to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

•         Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to offset any net loss for the year otherwise arising during the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

•         (1) The control and profit and loss agreement shall become effective upon entry into the commercial register at the subsidiary’s registered office and shall commence with respect to the obligation to transfer profits retroactively to January 1, 2006.

•         The control and profit and loss transfer agreement may be terminated for the first time by giving one’s month notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for five years, § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law). If it is not terminated, it shall be automatically extended for one further year with the same notice period.

•         Furthermore, the parties are able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the two parties.

•         If individual provisions of the control and profit and loss transfer agreement are or become invalid or unfeasible, this will not affect the validity of the remaining provisions. Any invalid or unfeasible agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unfeasible clause in a permissible way.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 3, 2006, between Deutsche Telekom AG and SCS Personalberatung GmbH is approved.

Notes on item 9 on the agenda :

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting: They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•         the control and profit and loss transfer agreement,

•         the annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2003, 2004 and 2005 financial years, the combined management reports of Deutsche Telekom AG and the Group for the 2003 and 2004 financial years and the management report of Deutsche Telekom AG and the Group management report for the 2005 financial year,

•         the annual financial statements of the subsidiary for the 2003, 2004 and 2005 financial years,

•         the report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the subsidiary.

10.                   Resolution on the approval of the control and profit and loss transfer agreement with Caspar Telekommunikationsdienste GmbH.

On March 3, 2006, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Caspar Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with SCS Personalberatung GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with SCS Personalberatung GmbH as described in Item 9 of the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiaries. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 3, 2006, between Deutsche Telekom AG and Caspar Telekommunikationsdienste GmbH is approved.

11.                   Resolution on the approval of the control and profit and loss transfer agreement with Melchior Telekommunikationsdienste GmbH.

On March 3, 2006, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Melchior Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with SCS Personalberatung GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with SCS Personalberatung GmbH as described in Item 9 of the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 3, 2006, between Deutsche Telekom AG and Melchior Telekommunikationsdienste GmbH is approved.

12.                   Resolution on the approval of the control and profit and loss transfer agreement with Balthasar Telekommunikationsdienste GmbH.

On March 3, 2006, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Balthasar Telekommunikationsdienste GmbH, with its registered office in Bonn (hereinafter referred to as the subsidiary). Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with SCS Personalberatung GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with SCS Personalberatung GmbH as described in Item 9 of the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement of March 3, 2006, between Deutsche Telekom AG and Balthasar Telekommunikationsdienste GmbH is approved.

Information on items 10 through 12 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting: They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•         the control and profit and loss transfer agreements with Caspar Telekommunikationsdienste GmbH, Melchior Telekommunikationsdienste GmbH and Balthasar Telekommunikationsdienste GmbH (hereinafter referred to as the subsidiaries),

•         the annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2003, 2004 and 2005 financial years, the combined management reports of Deutsche Telekom AG and the Group for the 2003 and 2004 financial years and the management report of Deutsche Telekom AG and the Group management report for the 2005 financial year,

•         the annual financial statements of the subsidiaries for the (short) 2005 financial year in each case as well as the opening balance sheets of the subsidiaries,

•         each report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the relevant subsidiaries.

13.                   Resolution on approval of the control agreement with T-Com Innovationsgesellschaft mbH.

On March 3, 2006, Deutsche Telekom AG concluded a control agreement with T-Com Innovationsgesellschaft mbH, with its registered office in Berlin (formerly DT Satelliten Holding GmbH) (hereinafter referred to as the subsidiary).

In addition, a profit and loss transfer agreement in favor of Deutsche Telekom AG has already been in effect between Deutsche Telekom AG and T-Com Innovationsgesellschaft mbH since January 1, 2002. The profit and loss transfer agreement may be terminated for the first time with effect from December 31, 2006, giving one month’s notice. If it is not terminated, it shall be automatically extended for one further year with the same notice period.

In essence, the control agreement between Deutsche Telekom AG and the subsidiary contains the following:

•         The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

•         Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control agreement.

•         Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to offset any net loss for the year otherwise arising during the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

•         The control agreement takes effect upon entry into the commercial register at the subsidiary’s registered office.

•         The control agreement is concluded for an unlimited term and may only be terminated at the end of the subsidiary’s financial year. Retroactive rescission is not permissible.

•         Furthermore, the parties are able to terminate the control agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the two parties.

•         If individual provisions of the control agreement are or become invalid or unfeasible, this will not affect the validity of the remaining provisions. Any invalid or unfeasible agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unfeasible clause in a permissible way.

At the time of the conclusion of the control agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The shareholders’ meeting of the subsidiary has already approved the control agreement.

The control agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control agreement of March 3, 2006, between Deutsche Telekom AG and T-Com Innovationsgesellschaft mbH is approved.

Notes on item 13 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting: They are also available on Deutsche Telekom AG’s Internet site at

http://www.telekom.de

•         the control agreement,

•         the annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2003, 2004 and 2005 financial years, the combined management reports of Deutsche Telekom AG and the Group for the 2003 and 2004 financial years and the management report of Deutsche Telekom AG and the Group management report for the 2005 financial year,

•         the annual financial statements of the subsidiary for the 2003, 2004 and 2005 financial years,

•         the report jointly prepared by the Board of Management of Deutsche Telekom AG and the Management of the subsidiary.

14.                   Resolution on the amendment of §§ 14 (2) and (16) of the Articles of Incorporation, especially to bring the Articles of Incorporation into line with the German Law on Corporate Integrity and Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts).

Statutory provisions governing attendance at shareholders’ meetings (§ 123 AktG), amongst other things, were changed by the German Law on Corporate Integrity and Modernization of the Right of Avoidance of September 22, 2005, with effect from November 1, 2005. The Articles of Incorporation of Deutsche Telekom AG is to be amended in keeping with these changes in the law.

The Board of Management and the Supervisory Board therefore propose the adoption of the following resolutions:

a)                    § 14 (2) of the Articles of Incorporation is amended and revised as follows:

“Convocation shall be published in the electronic Federal Gazette at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting (§ 16 (1)); the date by which shareholders have to register shall not be counted. If the deadline for convocation falls on a Sunday, a legally recognized public holiday at the headquarters of the Corporation or on a Saturday, the preceding working day shall take the place of this day.”

b)                   § 16 of the Articles of Incorporation is amended and revised as follows:

“§ 16 Right to Participate and Voting Right

(1) Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and have registered for the shareholders’ meeting on time with the Corporation in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated when the shareholders’ meeting is called. The Corporation must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting. § 14 (2), sentence 2 applies mutatis mutandis.

(2) Voting rights may be exercised by a proxy. If neither a credit institution nor an association of shareholders is granted a proxy, the proxy must be granted in writing or, if the Board of Management so decides, by electronic means to be stipulated when the shareholders’ meeting is called. The written form is also adhered to if the Corporation receives the signed proxy document by fax, at the fax number specified when the shareholders’ meeting is called, by the deadline for registration stipulated in (1) hereof.”

15.                 Election of a Supervisory Board member.

By order of Bonn Local Court of January 11, 2006, Dr. Thomas Mirow has been appointed a member of the Corporation’s Supervisory Board with effect from January 17, 2006 in lieu of Mr. Volker Halsch, who resigned from office with effect from January 16, 2006. Dr. Thomas Mirow is now to be elected as a member of the Supervisory Board by the shareholders’ meeting.

The Supervisory Board therefore proposes

that Dr. Thomas Mirow, Hamburg, State Secretary in the German Federal Ministry of Finance, Hamburg, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year. He is thus to be elected not just for the remaining part of the original term of office of Mr. Volker Halsch, but for the period up to the end of the shareholders’ meeting that passes a resolution on the approval of the Supervisory Board’s actions for the fourth financial year following the commencement of the term of office. The financial year in which the term of office commences is not counted.

Details on item 15 in accordance with § 125 (1) sentence 3 AktG:

Dr. Thomas Mirow is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

16.                 Election of a Supervisory Board member.

Mr. Hans W. Reich’s term of office ends with effect from the end of the shareholders’ meeting on May 3, 2006. Ms. Ingrid Matthäus-Maier is to be elected to succeed Mr. Hans W. Reich as a member of the Supervisory Board.

The Supervisory Board therefore proposes

that Ms. Ingrid Matthäus-Maier, Sankt Augustin, member of the Board of Management of KfW Bankengruppe, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting that passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year.

Details on item 16 in accordance with § 125 (1) sentence 3 AktG:

Ms. Ingrid Matthäus-Maier is member of the Supervisory Boards that must be formed by law at DEG Deutsche Investitions- und Entwicklungsgesellschaft mbH with its registered office in Cologne, Salzgitter Mannesmann Handel GmbH with its registered office in Düsseldorf and RAG Aktiengesellschaft with its registered office in Essen. Beyond this, Ms. Ingrid Matthäus-Maier is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

17.                 Election of a Supervisory Board member.

Prof. Dr. h. c. Dieter Stolte’s term of office ends with effect from the end of the shareholders’ meeting on May 3, 2006. Dr. Mathias Döpfner is to be elected to succeed Prof. Dr. h. c. Dieter Stolte as a member of the Supervisory Board.

The Supervisory Board therefore proposes

that Dr. Mathias Döpfner, Potsdam, Chairman of the Board of Management of Axel Springer AG, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year.

Details on item 17 in accordance with § 125 (1) sentence 3 AktG:

Dr. Mathias Döpfner is member of the Supervisory Board that must be formed by law of ProSiebenSAT.1 Media AG with its registered office in Unterföhring and of Schering AG with its registered office in Berlin. Memberships in comparable domestic or foreign supervisory bodies of commercial entities: dpa Deutsche Presse Agentur GmbH with its registered office in Hamburg and Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG with its registered office in Leipzig. Beyond this, Dr. Mathias Döpfner is not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

18.                 Election of a Supervisory Board member.

Dr. s. c. techn. Dieter Hundt’s term of office ends with effect from the end of the shareholders’ meeting on May 3, 2006. Prof. Dr. Wulf von Schimmelmann is to be elected to succeed Dr. s. c. techn. Dieter Hundt as a member of the Supervisory Board.

The Supervisory Board therefore proposes

that Prof. Dr. Wulf von Schimmelmann, Bad Homburg, Chairman of the Board of Management of Deutsche Postbank AG, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year.

Details on item 18 in accordance with § 125 (1) sentence 3 AktG:

Prof. Dr. Wulf von Schimmelmann is member of the following Supervisory Boards that must be formed by law: Tchibo Holding AG with its registered office in Hamburg; BHW Holding AG with its registered office in Berlin and Hameln (Chairman) Supervisory board seat in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act); BHW Bausparkasse AG with its registered office in Hameln (Chairman), Supervisory board seat in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act); Deutsche Post Retail GmbH with its registered office in Bonn (Chairman) Supervisory board seat in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act); PB Lebensversicherung AG with its registered office in Hilden (Chairman) Supervisory board seat in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act); PB Versicherung AG with its registered office in Hilden (Chairman) Supervisory board seat in companies that are members of the same group, as defined in § 100 (2), Sentence 2 AktG (German Stock Corporation Act). Memberships in comparable domestic or foreign supervisory bodies of commercial entities: Altadis S.A. with its registered office in Madrid, Spain; accenture Corp. with its registered office in Irving, Texas, USA. PB (USA) Holdings, Inc. with its registered office in Wilmington, Delaware, USA (Chairman); PB Capital Corp. with its registered office in Wilmington, Delaware, USA (Chairman); Deutsche Postbank Financial Services GmbH with its registered office in Frankfurt am Main (Deputy Chairman). Beyond this, Prof. Dr. Wulf von Schimmelmann is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

19.                    Election of a Supervisory Board member.

Dr. Hubertus von Grünberg’s term of office ends at the end of the shareholders’ meeting on May 3, 2006. Dr. Hubertus von Grünberg is to be elected as a member of the Supervisory Board for another term of office.

The Supervisory Board therefore proposes

that Dr. Hubertus von Grünberg, Hanover, Chairman of the Supervisory Board at Continental Aktiengesellschaft, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year.

Details on item 19 in accordance with § 125 (1) sentence 3 AktG:

Dr. Hubertus von Grünberg is a member of Supervisory Boards that must be formed by law of Continental Aktiengesellschaft with its registered office in Hanover (Chairman); Allianz Versicherungs-AG with its registered office in Munich and MAN Aktiengesellschaft with its registered office in Munich. Memberships in comparable domestic or foreign supervisory bodies of commercial entities: Administrative Board of Schindler Holding AG with its registered office in, Hergiswil, Switzerland. Beyond this, Dr. Hubertus von Grünberg is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

20.                 Election of a Supervisory Board member.

Mr Bernhard Walter’s term of office ends at the end of the shareholders’ meeting on May 3, 2006. Mr. Bernhard Walter is to be elected as a member of the Supervisory Board for another term of office.

The Supervisory Board therefore proposes

that Bernhard Walter, Bad Homburg, Former Chairman of the Board of Managing Directors at Dresdner Bank, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2010 financial year.

Details on item 20 in accordance with § 125 (1) sentence 3 AktG:

Mr. Bernhard Walter is a member of the Supervisory Boards that must be formed by law of Bilfinger Berger AG with its registered office in Mannheim; DaimlerChrysler AG with its registered office in Stuttgart; Henkel KGaA with its registered office in Düsseldorf; mg technologies ag with its registered office in Frankfurt am Main; ThyssenKrupp AG with its registered office in Düsseldorf; Staatliche Porzellan-Manufaktur Meissen GmbH with its registered office in Meißen (Deputy Chairman); Wintershall AG with its registered office in Kassel, Deputy Chairman. Beyond this, Mr. Bernhard Walter is not member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial entities.

Details on items 15 to 20 in accordance with § 124 (2), sentence 1 AktG:

Pursuant to §§ 96 (1), 101 (1) of the AktG (Aktiengesetz - German Stock Corporation Act) in conjunction with § 7 (1) sentence 1, no. 3 of the Co-determination Law of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The shareholders’ meeting is not bound by the nomination proposals for the election of Supervisory Board members representing shareholders.

Reports to the shareholders’ meeting

Report on item 6 on the agenda: Report on the exclusion of subscription rights in the event of the sale of the Corporation’s own shares pursuant to §§ 71 (1) No. 8, 186 (4) sentence 2 AktG.

Item 6 on the agenda contains the proposal to authorize the Corporation to acquire up to 419,807,790 of its own shares, with the amount of capital stock accounted for by these shares totaling up to € 1,074,707,942.40 – which is just under 10% of the capital stock – by November 2, 2007, pursuant to § 71 (1) No. 8 AktG. The existing authorization granted by the shareholders’ meeting on April 26, 2005, is due to expire on October 25, 2006, and is therefore to be replaced.

On the basis of the authorization proposed in item 6 on the agenda, the Corporation can acquire its own shares either on the stock exchange or by means of a public offer to purchase shares that is sent to all shareholders. If the Corporation purchases its own shares by means of a public offer, and the offer is oversubscribed, acceptance must be by quotas. It is to be permissible, however, to provide for preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as to round off in accordance with prudent commercial practice. This option is designed to avoid having a small remainder of shares and broken amounts when quotas are set for purchasing shares and thus to facilitate technical aspects.

The authorization in item 6 of the agenda serves the purpose of giving Deutsche Telekom AG the opportunity of purchasing its own shares directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG and reselling these shares either through the stock exchange or by means of an offer sent to all shareholders. In addition, Deutsche Telekom AG is to be able to use its own reacquired shares to list these shares on foreign stock markets on which the Corporation’s shares have not yet been listed. Furthermore, the Corporation is to have the option of acquiring its own shares so that it can offer or grant these to third parties in the context of mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings. Moreover, Deutsche Telekom AG is to be able to sell its own shares, other than through the stock exchange or an offer to all shareholders to sell them for a cash payment, at a price which is not significantly lower than the market price. Deutsche Telekom AG is to be able to redeem its own shares without a renewed resolution of the shareholders’ meeting. In addition, it is also to be possible to use the Corporation’s own shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005.

Finally, it is to be possible to use the Corporation’s own shares to fulfill subscription rights from stock options that holders of such subscription rights to shares of T-Online International AG are entitled to on the basis of the 2001 Stock Option Plan of T-Online International AG and who will be granted subscription rights to shares of Deutsche Telekom AG in the course of the merger of T-Online International AG into Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005.

The subscription rights of the shareholders are to be excluded if the Board of Management uses the reacquired shares of Deutsche Telekom AG, with the consent of the Supervisory Board, to list the Corporation’s shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Corporation be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in Corporation shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the Corporation’s own reacquired shares are introduced on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the first day of listing. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in auction-based Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system shall be decisive instead.

The subscription rights of shareholders is also to be excluded if the Board of Management offers or grants the reacquired Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units or interests in other companies, including increasing existing investment holdings, with the consent of the Supervisory Board. Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units and interests in companies. The optimal exploitation of an opportunity in the interest of shareholders and the Corporation involves, in individual cases, carrying out the merger or the acquisition of companies, business units or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the shares of the acquiring company are often demanded as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity of having its own shares at its disposal so that it can offer these as a consideration in the context of mergers or acquisitions of companies, business units or interests in companies. While, on the one hand, the authorized capital in 2004 serves this purpose pursuant to § 5 (2) of the Articles of Incorporation of Deutsche Telekom AG, there is also to be the option of using the Corporation’s own reacquired shares as an acquisition currency.

The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to swiftly and flexibly exploit opportunities for mergers or the acquisition of companies, business units or interests in other companies and in doing so to also provide its own shares as a consideration without increasing capital where this is appropriate. To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant its own shares, excluding the subscription rights of shareholders, with the consent of the Supervisory Board.

There are currently no specific plans to make use of this authorization. The Board of Management shall examine each case to decide whether to apply this authorization to use the Corporation’s own shares, to the exclusion of subscription rights, if specific opportunities for mergers or to acquire companies, business units or interests in companies arise. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Corporation.

Furthermore, pursuant to § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management is to be authorized, with the consent of the Supervisory Board, to sell the reacquired shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock representing no more than 10 % of the capital stock if the Board of Management sells the reacquired shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price that is not significantly lower than the market price of Corporation shares of equal ranking on the date of sale. The price determined during the opening auction in Xetra trading of Deutsche Börse AG, or a subsequent system taking the place of the Xetra system, on the date of the binding agreement with the third party is deemed the decisive market price within the meaning of this provision. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in Xetra trading of Deutsche Börse AG or a subsequent system taking the place of the Xetra system shall be decisive instead. The final price at which Corporation shares are sold is set just before they are sold. Any reduction in price may not be more than 5 % of the relevant market price.

This option of selling reacquired Corporation shares to the exclusion of subscription rights for cash payment serves the interests of the Corporation to attain the best possible price when selling its own shares. The option of precluding subscription rights in accordance with § 186 (3) Sentence 4 AktG enables the Corporation to take advantage of opportunities arising from any given situation on the stock market to place shares quickly, flexibly and cost-effectively. The amount realized by setting a price close to market levels results in a considerably higher inflow of cash than would be the case if shareholders were able to exercise their subscription rights, and therefore brings about the largest possible addition of capital resources. This results in the best possible increase of capital resources in the interests of the Corporation and of all shareholders. Moreover, the elimination of the need to spend time and money processing subscription rights makes it possible for the Corporation to take advantage of short-term market opportunities to quickly raise shareholders’ equity and also to attract new groups of shareholders in Germany and abroad.

Although § 186 (2) sentence 2 AktG permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e., a risk of a price change over several days, which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Corporation is unable to respond quickly to favorable market conditions if a subscription right is granted due to the length of the subscription period.

This option of selling Corporation shares on the best possible conditions and without a significant subscription rights markdown is especially important for the Corporation because it must be able to swiftly and flexibly exploit market opportunities that change rapidly and arise in new markets.

The proposed authorization is limited to a maximum of up to ten percent of the capital stock of the Corporation. The capital stock of the Corporation on the date the resolution is adopted at the shareholders’ meeting on May 3, 2006, is decisive. Should the capital stock be reduced, for example through the redemption of reacquired Corporation shares, the amount of capital stock on the date of the sale of the shares is decisive. In calculating the limit of 10%, that proportion of capital stock shall be deducted that is accounted for by shares or relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded, directly pursuant to or analogous to § 186 (3) sentence 4 AktG. Thus the 10% limit will be observed in respect of all authorizations where there is the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Corporation’s shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when Corporation shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG.

In addition, it is also to be possible to use the Corporation’s own shares to fulfill conversion and/or option rights and obligations from bonds issued by the Corporation on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005. Instead of increasing capital, it may be appropriate at times to use the Corporation’s own shares entirely or partially to fulfill subscription rights to Corporation shares arising from these bonds; in this respect it is a suitable way of counteracting the dilution of capital stock and the voting rights of shares, which may occur to some extent if these rights are fulfilled by creating new shares. The authorization therefore provides for the Corporation’s own shares to be used in such a way. In this respect, the subscription rights of shareholders are also to be excluded.

The authorization granted under item 9 of the agenda by resolution of the shareholders’ meeting on April 26, 2005, is available for inspection at the commercial register in Bonn as part of the notarized minutes of this shareholders’ meeting. The resolution can also be found in the invitation to the shareholders’ meeting on April 26, 2005, which has been published in the electronic Federal Gazette under March 15, 2005. The wording of the authorization resolution has been available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, ever since this year’s shareholders’ meeting was called and will be available during the shareholders’ meeting. It may also be viewed at Deutsche Telekom AG’s Web site:

http://www.telekom.de

Upon request, it will be sent to every shareholder without delay and free of charge.

Furthermore, there is to be the option of using reacquired shares to service subscription rights from stock options granted to holders of such rights at T-Online International AG in the course of the merger of T-Online International AG into Deutsche Telekom AG in accordance with the merger agreement of March 8, 2005. In this respect, too, the subscription rights of shareholders are to be excluded.

The shareholders’ meeting of T-Online International AG resolved on May 30, 2001 (2001 SOP) to offer a stock option plan for members of the Board of Management of T-Online International AG, members of the management bodies of its group companies and other senior executives/executives at T-Online International AG and its group companies (collectively known as “persons entitled to subscribe”.) As a result of the dissolution of T-Online International AG following the merger, these subscription rights to T-Online International AG shares can no longer be exercised. Once the merger comes into effect, Deutsche Telekom AG shall therefore grant corresponding rights to Deutsche Telekom AG shares in accordance with § 23 of the Company Transformation Law (UmwG).

The option of granting the Corporation’s own shares to persons entitled to subscribe in order to fulfill subscription rights from stock options is an appropriate way of counteracting the dilution of capital stock and the voting right of shares, which may occur to some extent if subscription rights are fulfilled by creating new shares. Whether, and to what extent, the authorization to use the Corporation’s own shares to fulfill subscription rights is used shall be resolved by the Board of Management, subject to the consent of the Supervisory Board, with due consideration given to the interests of shareholders and the Corporation. In addition to granting reacquired shares, the Corporation can, as an alternative, also opt for a cash settlement if options are exercised.

Further details on the subscription rights to T-Online International AG shares and the subscription rights to Deutsche Telekom AG shares granted to persons entitled to subscribe as part of the merger are provided in the merger agreement of March 8, 2005 and the related joint merger report of the Board of Management of T-Online International AG and the Board of Management of Deutsche Telekom AG, which have been available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Corporation’s registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, ever since the shareholders’ meeting was called and will be available during the shareholders’ meeting, and are also published on Deutsche Telekom AG’s Web site at:

http://www.telekom.de

On request, every shareholder will be sent a copy of the merger agreement and the merger report without delay and free of charge.

Finally, the Board of Management is to be entitled to exclude shareholder subscription rights for fractional amounts with the consent of the Supervisory Board when offering the Corporation shares for sale to the shareholders of the Corporation. The exclusion of the subscription right for fractional amounts is required to enable the practical implementation of an offer to sell acquired Corporation shares to the shareholders. The Corporation shares excluded from the shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Corporation.

If the Board of Management sells its own shares on the stock exchange, shareholders likewise do not have any subscription rights. Under § 71 (1) No. 8, sentence 4 AktG, the disposal of the Corporation’s own shares through the stock exchange – as well as the acquisition of its shares through the stock exchange – is sufficient for the purposes of complying with the principle of equal treatment pursuant to § 53a AktG.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of the subscription right in the cases specified as justified and reasonable for the shareholders for the reasons given.

The Board of Management shall report to the shareholders’ meeting on the details of any plans to make use of the authorization to reacquire Corporation shares.

Report on item 7 on the agenda: Report on the exclusion of subscription rights in the case of authorized capital 2006 pursuant to § 186 (4), sentence 2, § 203 (1) sentence 1 AktG.

The Articles of Incorporation currently does not provide for authorized capital for the purpose of granting shares to employees of Deutsche Telekom AG and lower-tier affiliated companies (employees shares). The new authorized capital 2006 – in addition to the existing authorized capital 2004 – is therefore designed to create authorized capital that is exclusively for the purpose of granting employee shares.

The new authorized capital requested in 2006 amounting to € 38,400,000 constitutes approx. 0.36 % of the capital stock. The new authorized capital 2006 is to give the Board of Management the authority to increase the capital stock, with the consent of the Supervisory Board, by up to € 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to May 2, 2011. The new shares are to be issued exclusively for the purpose of granting shares to employees of Deutsche Telekom AG and lower-tier affiliated companies (employee shares). The issue of new shares on the basis of membership in a management or supervisory body at Deutsche Telekom AG or one of its lower-tier affiliated companies shall be excluded. It is to be possible to exercise the authorization as a whole or on one or more occasions in partial amounts. A subscription right for shareholders is to be excluded.

Deutsche Telekom AG is to be put in a position to promote employee ownership of company stock by granting employee shares. Granting employee shares serves the purpose of integrating employees, increasing their willingness to help shoulder responsibility and enhancing staff loyalty. Issuing employee shares is thus in the interest of the Corporation and the shareholders. This is the proclaimed intention of the law and is facilitated by it in many ways. The volume is commensurate with the number of employees at Deutsche Telekom AG and its lower-tier affiliated companies. When it was determined, the anticipated subscription results and the term of the authorization were taken into account in addition to the number of employees. If employee shares are offered every year over a five-year period, and assuming that approximately 90,000 employees participate, the proposed magnitude would allow every participating employee to purchase about 33 employee shares a year on average. When the issue price is set, special reductions customary for employee shares can be granted.

The new shares are issued for cash and/or non-cash contributions. Shares can be issued for non-cash contributions, in particular, to the extent that the Corporation issues the new shares for the contribution of amounts due employees under a profit-sharing plan established by the Corporation for their benefit in accordance with § 205 (5) AktG.

In addition to issuing new shares directly to employees, it is to be possible for the new shares to be taken over by a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG with the obligation to use these shares exclusively for the purpose of granting employee shares. Shares are then issued to employees through the company that has taken over the shares and is acting as an intermediary. This procedure can facilitate the process of offering employee shares.

In addition, it is also to be permissible for employee shares to be obtained in the form of a loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and to use the new shares to repay these securities that have been loaned. The acquisition of shares to be offered to employees by means of a securities loan likewise facilitates the process of offering employee shares. The new shares created with the authorized capital can thus not only be issued directly or indirectly to the employees themselves, but can also be used to meet lenders’ claims to repayment of loans. In this event, new shares are likewise issued for non-cash contributions. This, too, constitutes granting new shares to employees in economic effect.

While the Corporation has the option even now of repurchasing shares under § 71 (1), no. 2 AktG and offering these repurchased shares to employees for subscription, granting shares to employees using authorized capital – in contrast to repurchasing the Corporation’s own shares – has little effect on liquidity.

In a resolution adopted on February 13, 2006, the Board of Management reached agreement that, subject to the creation of authorized capital 2006 and the consent of the Supervisory Board, employees are to be offered shares at preferential conditions in the future. In this respect, the intention is to extend the offer to all employees in the Group unless this is precluded for legal or economic reasons in individual regions. In its further elaborations, the Board of Management currently assumes that in particular the following will apply: the preferential conditions for shares will be offered after financial years in which a dividend is paid out to shareholders. When determining the preferential conditions, any tax-free amounts – in Germany, for example, the tax-exempt amount under § 19a of the German Income Tax Act (Einkommensteuergesetz) – are to be taken into account. Employees shall be obliged to hold shares for a minimum period. Unless the Corporation uses its own shares, the required shares are to be provided from authorized capital 2006. The aim is to send a signal to employees with an ongoing program that employee ownership of company stock is seen favorably and promoted. This is designed to make Deutsche Telekom even more attractive as an employer and enhance individual employees’ motivation and identification with the company. The intention is to win employees as long-term shareholders and, at the same time, to provide an incentive that will encourage them to take an interest the company’s economic situation. This is designed to help ensure the economic success of Deutsche Telekom AG and lower-tier affiliated companies. However, the Board of Management will not decide on the actual details of employee stock ownership until a later date, which will follow entry of the authorized capital 2006 in the commercial register and could deviate from current considerations.

Depending on the extent and details of the specific employee stock-ownership plan and the reduction in price granted, personnel costs will be incurred at Deutsche Telekom. For example, if 3,000,000 employee shares were granted from authorized capital 2006 and assuming that 90,000 employees participate with a reduction in price up to the maximum annual tax-exempt amount possible pursuant to § 19a of the German Income Tax Act of currently € 135 per participant, costs under IFRS or US GAAP of approximately € 12.15 million would be incurred.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights, also taking into account the dilution effect to the disadvantage of the shareholders, as justified and reasonable for the reasons given. The authorized capital 2006 may not be used for any other purpose than to grant employee shares.

The Board of Management shall report to the shareholders’ meeting on each use of the 2006 authorized capital.

Participation in the shareholders’ meeting

Shareholders are eligible to participate in the shareholders’ meeting and to exercise the right to vote at the shareholders’ meeting under § 16 of the Articles of Incorporation if they have registered with the Corporation in writing, by fax or via the Internet by midnight on Wednesday, April 26, 2006, at the latest and are entered in the shareholders’ register when their registration is received.

It is possible to register with the Corporation in the following ways:

either in writing by registering with the Board of Management at the registered office of the Corporation at the following address: Deutsche Telekom AG, Hauptversammlung 2006, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, or directly at the following address:

Hauptversammlung 2006

Deutsche Telekom AG

20683 Hamburg, Germany

or by fax at the fax number +49 (0) 228  181 - 78879

or (provided that the shareholder has been entered in the shareholders’ register no later than two weeks before the date of the shareholders’ meeting) electronically via the Internet in accordance with the stipulated procedure at the Web site

http://www.agm-telekom.de

Details on the procedure to follow when registering via the Internet can be found at the above Web site.

There is also the option of having the voting right exercised at the shareholders’ meeting by a party authorized to do so, for example, by a bank, a shareholders’ association or the proxies provided by the Corporation. If neither a bank nor a shareholders’ association is to be granted authorization, the proxy authorization must be provided in writing or via the above Web site.

We will inform our shareholders of the details for voting by proxy and issuing instructions and provide forms for this purpose when the invitations are sent out.

Counter-motions on Board of Management or Supervisory Board proposals concerning a specific item on the agenda, and nominations for the election of the independent auditor or for the election of a member to the Supervisory Board can be sent to the following address:

Deutsche Telekom AG

Zentralbereich Investor Relations

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

Fax:             +49 (0) 228 181 - 88259

E-mail: counter-motions.bonn@telekom.de

Motions and nominations for elections sent to any other address will not be taken into account when notice of such motions or nominations is given in accordance with §§ 126, 127 AktG. Motions and nominations submitted by shareholders that need to be made generally available and have been received by midnight on Wednesday, April 19, 2006, will be made public, stating the name of the shareholder, the reasons and any comments by the management, at the following Web site:

http://www.telekom.de

Owners of American Depositary Shares (ADS) who intend to take part in the shareholders’ meeting can register via: Deutsche Bank Trust Company Americas, USA. Shareholders who hold their shares in Japan through Japan Securities Clearing Corporation and who wish to exercise their right to vote should get in touch with Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Every shareholder will, upon request, be sent a copy of the documents, which will also be available for inspection at the shareholders’ meeting, without delay and free of charge.

These documents can also be retrieved from the Internet at

http://www.telekom.de

According to the resolution adopted by the Board of Management and the Supervisory Board, the shareholders’ meeting will be broadcast live at full length on the Internet, pursuant to § 15 (2) of the Articles of Incorporation, at

http://www.telekom.de/hv-live.

Bonn, March 2006

Deutsche Telekom AG

The Board of Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: March 27, 2006